[redacted]

BB 3/6

SEC Mail Mail Processing Section
FEB 28 2008
Washington, DC
106

SECU 08026819 MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51959

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/31/06 AND ENDING 12/31/07
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MCM FINANCIAL CORP

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1160 N. TOWN CENTER DRIVE #350
(No. and Street)

LAS VEGAS NV 89144
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JOYCE BURNS (702) 360-3780
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PIERCY BOWLER TAYLOR + KERN
(Name – *if individual, state last, first, middle name*)

6100 ELTON AVE. #1000 LAS VEGAS NV 89107
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 21 2008
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/20

OATH OR AFFIRMATION

I, Joyce Burns, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MCM Financial, as of February 27, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC
STATE OF NEVADA
County of Clark
MATTHEW HERMAN
No: 04-89662-1
My Appointment Expires June 17, 2008

[signature]
Notary Public

[signature]
Signature

Secy / Treasurer
Title

Signed before me this 27th day of February 2008 in Clark County, State of Nevada

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PBTK PIERCY BOWLER TAYLOR & KERN

Certified Public Accountants • Business Advisors

MCM FINANCIAL CORP.

FINANCIAL STATEMENTS
AND REGULATORY REPORTS

YEARS ENDING
DECEMBER 31, 2007 AND 2006

MCM FINANCIAL CORP.
YEARS ENDED DECEMBER 31, 2007 AND 2006

TABLE OF CONTENTS

PBTK PIERCY BOWLER TAYLOR & KERN
Certified Public Accountants • Business Advisors

INDEPENDENT AUDITORS' REPORT ON FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Stockholder
MCM Financial Corp.
Las Vegas, Nevada

We have audited the accompanying balance sheets of MCM Financial Corp. (the Company) as of December 31, 2007 and 2006 (as restated), and the related statements of operations, stockholders' equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2007 and 2006 (as restated), and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the financial statements, taken as a whole. The 2007 information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplemental information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the 2007 financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2007 financial statements, taken as a whole.

Piercy Bowler Taylor & Kern

February 25, 2008

6100 ELTON AVENUE, STE. 1000, LAS VEGAS, NEVADA 89107-0123 702-384-1120 fax 702-870-2474 pbtk.com

MCM FINANCIAL CORP.
BALANCE SHEETS
DECEMBER 31, 2007 AND 2006

		2007		2006 (Restated)
ASSETS				
Current assets				
Cash and cash equivalents	$	40,910	$	21,240
Accounts receivable		1,876		3,414
Other assets		86,600		
Prepaid expenses		7,654		4,616
	$	137,040	$	29,270
LIABILITIES AND STOCKHOLDER'S EQUITY				
Stockholder's equity				
Common stock, $50 stated value, 10,000 shares authorized, 1,000 shares issued and outstanding	$	50,000	$	50,000
Additional paid-in capital		55,500		55,500
Retained earnings		31,540		(76,230)
	$	137,040	$	29,270

See notes to financial statements.

MCM FINANCIAL CORP.
STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006 (Restated)
Revenue	$ 324,258	$ 42,477
General and administrative expenses	49,640	30,087
Income before interest income	274,618	12,390
Interest income	152	111
Net income	$ 274,770	$ 12,501

See notes to financial statements.

MCM FINANCIAL CORP.
STATEMENTS OF STOCKHOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 2007 AND 2006

	Common Stock				
	Number of shares	Stated value	Additional paid-in capital	Retained earnings	Total
Balance, January 1, 2007	1,000	$ 50,000	$ 55,500	$ (76,230)	$ 29,270
Distributions				(167,000)	(167,000)
Net income				274,770	274,770
Balance, December 31, 2007	1,000	$ 50,000	$ 55,500	$ 31,540	$ 137,040
Balance, January 1, 2006	1,000	$ 50,000	$ 55,500	$ (88,731)	$ 16,769
Net income				9,087	9,087
Balance, December 31, 2006 (as previously reported)	1,000	50,000	55,500	(79,644)	25,856
Adjustment				3,414	3,414
Balance, December 31, 2006 (restated)	1,000	$ 50,000	$ 55,500	$ (76,230)	$ 29,270

See notes to financial statements.

MCM FINANCIAL CORP.
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006 (Restated)
Operating activities		
Net cash provided by operating activities	$ 186,670	$ 8,630
Financing activities		
Shareholder distribution	(167,000)	
Net increase in cash and cash equivalents	19,670	8,630
Cash and cash equivalents, beginning of year	21,240	12,610
Cash and cash equivalents, end of year	$ 40,910	$ 21,240

See notes to financial statements

MCM FINANCIAL CORP.
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2007 AND 2006

1. Nature of operations and background information:

Business activities. MCM Financial Corp. (the Company), offers consulting services to clients, ordinarily described as "money management." The Company does not hold funds or securities for customers. The Company operates primarily in southern Nevada; however, its future operations could be affected by adverse changes in economic conditions in the local area or in the United States, in general, including the effect of the war on terrorism.

2. Summary of significant accounting policies:

Use of estimates. Timely preparation of financial statements in conformity with accounting principles generally accepted in the United States ordinarily requires management to make estimates that affect reported amounts, which estimates may require revision in future periods.

Cash equivalents. Cash equivalents include highly liquid investments with initial maturities of three months or less.

Income taxes. The Company, with the consent of its sole stockholder, has elected to have its income taxed as an "S corporation"; accordingly, these statements do not include any provisions for corporate income taxes or benefits.

Revenue recognition. Management fee revenues are recognized when earned, except when specifically required to be recognized when received, and consist of commission percentages established by various agreements applied to customers' investment assets managed.

3. Net capital requirements:

The Company is subject to the net capital provisions of the Securities and Exchange Act of 1934. The rules adopted by the United States Securities and Exchange Commission prohibit a member from engaging in securities transactions if the ratio of its aggregate indebtedness, if any, to net capital, as defined, exceeds 10 to 1, or if its net capital, as defined, falls below $5,000. Net capital and the related net capital ratio may fluctuate on a daily basis. The net capital ratio of the Company was .00 to 1 at December 31, 2007 and 2006. The Company's net capital was $40,911 and $21,240 at December 31, 2007 and 2006, respectively. Therefore, the Company was in compliance with these requirements.

4. Related party transactions:

Use of the Company's premises are provided to it by an entity affiliated through common ownership at no cost and without accounting recognition. The use of the premises includes other non-regulatory expenses such as, but not limited to, rent, office supplies, and marketing. During 2007 and 2006, the Company recorded expenses of $17,000 and $13,500, respectively, to reimburse the affiliate for these items.

5. Prior period adjustment:

The financial statements as of and for the year ended December 31, 2006, have been retroactively restated to reflect the effects of $3,414 of previously unrecorded 2006 revenues and related receivables.

6. Supplemental cash flow information:

	2007	2006
Reconciliation of net income to net cash provided by operating activities		
Net income	**$ 274,770**	$ 12,501
Increase in operating (assets) liabilities		
Prepaid expenses	**(3,038)**	(257)
Accounts receivable	**1,538**	(3,414)
Other assets	**(86,600)**	
Accounts payable		(200)
Net cash provided by operating activities	**$ 186,670**	$ 8,630

SUPPLEMENTAL INFORMATION

MCM FINANCIAL CORP.
SUPPLEMENTAL INFORMATION
DECEMBER 31, 2007

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

Total stockholder's equity qualified for net capital	$	137,040
Deductions from and/or charges to net worth for non-allowable assets, net		(96,129)
Net capital	$	40,911
Minimum net capital requirement	$	5,000
Excess net capital @ 1000%	$	40,911
Ratio of aggregate indebtedness to total net capital		.00 to 1

Reconciliation with Company's computation (included in part II of Form X-17A-5 as of December 31, 2007):

Net capital, per unaudited focus report	$	40,911

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

Computation for determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission:

The Company is exempt from this requirement under paragraph (k)(1) of this Rule.

SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission:

The Company is exempt from this requirement under paragraph (k)(1) of this Rule.

SCHEDULE IV
SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION

Schedule of Segregation Requirements and Funds in Segregation for Customer's Regulated Commodity Futures and Options Accounts Under Regulation 1.16 of the Commodity Futures Trading Commission:

The Company does not broker or deal commodity futures or options and is, therefore, exempt from this requirement.

P B T K PIERCY BOWLER TAYLOR & KERN
Certified Public Accountants • Business Advisors

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Stockholder
MCM Financial Corp.
Las Vegas, Nevada

In planning and performing our audit of the financial statements and supplemental schedules of MCM Financial Corp. (the Company), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

6100 ELTON AVENUE, STE. 1000, LAS VEGAS, NEVADA 89107-0123 702-384-1120 fax 702-870-2474 pbtk.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the Company's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States such that there is more than a remote likelihood that a misstatement of the Company's financial statements that is more than inconsequential will not be prevented or detected by the Company's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the Company's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the stockholder, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Piercy Bowler Taylor & Kern

February 25, 2008

END